Exhibit 99.1

Pan American Silver Announces its Unaudited 2016 First Quarter Results

(All amounts in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS"). Results are unaudited.)

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements and Information" contained in this news release.

VANCOUVER, May 11, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today reported unaudited results for the three months ended March 31, 2016.

Strategic Achievements First Quarter ("Q1") 2016 vs Q1 2015

Operating and Financial

•	Increased silver production 6% to 6.42 million ounces
•	Increased gold production 10% to 41,200 ounces
•	Reduced consolidated cash costs(1) 31% to $8.03 per payable ounce of silver, net of by-product credits
•	Reduced consolidated All-In Sustaining Costs per Silver Ounce Sold(2) ("AISCSOS") 8% to $13.12, net of by-product credits
•	Generated $1.9 million in net earnings, compared to a loss of $19.8 million
•	Adjusted earnings(3) were $3.5 million ($0.02 per share), compared to an adjusted loss(3) of $19.9 million ($0.13 per share)
•	Increased operating cash flows before working capital changes to $28.4 million, or $0.19 per share, from $7.4 million, or $0.05 per share

Project Development

•	La Colorada expansion – project remains on budget and on schedule for the planned production increase to 1,800 tonnes per day by the end of 2017
•	Dolores expansion – project remains on budget and on schedule for the pulp agglomeration plant and underground operations to reach full design capacity by the end of 2017

(1)	Cash cost per payable ounce of silver, net of by-product credits ("cash costs") is not a generally accepted accounting principle (a "non-GAAP") measure. Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company's management's discussion and analysis for the three months ended March 31, 2016 (the "Q1 2016 MD&A") for a more detailed discussion of this measure and its calculation.
(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is a non-GAAP measure. The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. AISCSOS does not have a standardized meaning prescribed by GAAP, and readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Q1 2016 MD&A for a more detailed discussion of this measure and its calculation.
(3)	Adjusted earnings (loss), and adjusted earnings (loss) per share, are non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period relating to positions that will settle in future periods, and items that are non-recurring. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Q1 2016 MD&A for a more detailed discussion of these measures and their calculation.

Michael Steinmann, President and Chief Executive Officer of the Company commented on the first quarter 2016 results, "We are off to a very good start in 2016, delivering robust production and a respectable financial performance. We produced more silver, gold and base metals as compared to the same quarter of last year, significantly reduced our costs, generated adjusted earnings of $0.02 per share and cash flow from operations of $28.4 million (before changes in working capital). These results were achieved in spite of lower prices on our silver and gold sales than in Q1 2015, which trimmed our revenue by nearly $20 million." Steinmann continued, "Our two expansion projects at La Colorada and Dolores are advancing on schedule and on budget, funded completely by our strong balance sheet, as we progress steadily towards becoming an even lower cost producer".

Consolidated Financial Results

	Three months ended March 31,
(Unaudited in thousands of U.S. Dollars, except per share and per ounce figures)	2016	2015
Revenue	$158,275	$178,125
Mine operating earnings	$16,698	$2,630
Net earnings (loss) for the period	$1,875	$(19,785)
Adjusted earnings (loss) for the period(1)	$3,455	$(19,907)
Operating cash flow excluding changes in non-cash working capital	$28,371	$7,424
All-in sustaining cost per silver ounce sold(2)	$13.12	$14.24
Net earnings (loss) per share attributable to common shareholders (basic)	$0.01	$(0.13)
Adjusted earnings (loss) per share attributable to common shareholders (basic)	$0.02	$(0.13)
Operating cash flow excluding changes in non-cash working capital per share	$0.19	$0.05

(1)	Adjusted earnings (loss), and adjusted earnings (loss) per share, are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period relating to positions that will settle in future periods, and items that are non-recurring. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Q1 2016 MD&A for a more detailed discussion of these measures and their calculation.
(2)	AISCSOS is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Q1 2016 MD&A for a more detailed discussion of this measure and its calculation.

First Quarter Consolidated Financial Results – Q1 2016 vs. Q1 2015

Pan American's Q1 2016 revenue declined 11% from Q1 2015 largely on account of lower metal prices, and to a lesser extent, due to lower quantities of metals sold. Higher treatment and refining charges during Q1 2016 were offset by positive settlement adjustments on previously shipped concentrates.

During Q1 2016, Pan American realized average prices of $14.86 per ounce of silver and $1,177 per ounce of gold, 10% and 4% lower than in Q1 2015, respectively. The prices realized for zinc and copper declined 17% and 13% from Q1 2015, respectively, while realized lead prices were 5% higher.

Net earnings of $1.9 million during Q1 2016 rose by $21.7 million from the net loss of $19.8 million that was incurred in Q1 2015. The improvement in earnings was due to a significant reduction in production costs, particularly at La Colorada, Alamo Dorado, Manantial Espejo and Morococha, as well as lower depreciation and amortization charges, partially offset by lower revenue.

Adjusted earnings for Q1 2016 were $3.4 million, or $0.02 per share, representing a $23.4 million increase compared to the adjusted loss reported in Q1 2015. Adjusting items in Q1 2016 included net realizable value changes, unrealized gains and losses on commodity contracts and foreign exchange.

Net cash generated from operating activities, before changes in working capital during Q1 2016, was $28.4 million, $20.9 million more than in Q1 2015. The improvement in operating cash flows was driven by lower cash production costs, and declines in income taxes and interest paid, partially offset by lower revenues.

Consolidated AISCSOS during Q1 2016 declined 8%, or $1.12, from Q1 2015 to $13.12 per ounce. The decline was directly attributable to the lower production costs previously mentioned, partially offset by lower by-product credits and higher sustaining capital costs. The increase in sustaining capital was primarily at the Dolores mine, where the Company is investing in a significant leach pad expansion.

During Q1 2016, Pan American paid $1.9 million in cash dividends to its shareholders and made repayments of $2.0 million on its short-term debt and lease obligations. Total debt at the end of Q1 2016 was $59.5 million.

At March 31, 2016, Pan American had $177.6 million in cash and short term investments and $383.7 million in working capital.

Consolidated Operational Results – Q1 2016 vs. Q1 2015

	Q1 2016 Production			Q1 2015 Production
	Ag (Moz)	Au (koz)	Cash Costs(1) $	Ag (Moz)	Au (koz)	Cash Costs (1) $
La Colorada	1.37	0.7	6.34	1.26	0.6	7.75
Dolores	1.07	21.4	6.10	0.99	18.2	8.79
Alamo Dorado	0.56	3.3	11.85	0.69	3.1	15.98
Huaron	0.95	0.2	7.95	0.90	0.3	11.87
Morococha	0.70	0.7	5.24	0.52	0.6	17.11
San Vicente	1.09	n/a	11.84	0.97	n/a	12.57
Manantial Espejo	0.68	14.9	8.13	0.75	14.7	13.75
TOTAL (2)	6.42	41.2	8.03	6.08	37.5	11.71

(1)	Average by-product metal prices for Q1 2016 were Au $1,183/oz, Zn $1,679/tonne, Pb $1,744/tonne, and Cu $4,672/tonne. Cash costs is a non-GAAP measure and cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Q1 2016 MD&A for a more detailed discussion of this measure and its calculation.
(2)	Totals may not add up due to rounding.

Silver production in Q1 2016 rose 6% from Q1 2015 on account of increased production at all of the Company's operations, with the exception of Alamo Dorado where previously stockpiled material is now being processed following the completion of open pit mining activities, and Manantial Espejo due to harder ore encountered in the Concepcion open pit.

Gold production during Q1 2016 rose 10% from Q1 2015, driven mainly by increased production at Dolores, and more ounces produced at Alamo Dorado as the mill processed higher gold grade ore from the stockpiles.

Cash costs in Q1 2016 were 31% lower than in Q1 2015 as a result of lower operating costs per ounce at all mines, as well as increased by-product metals production, partially offset by lower by-product metals prices.

During Q1 2016, the Company produced 12,800 tonnes of zinc, 4,800 tonnes of lead, and 3,900 tonnes of copper, 38%, 37% and 26% more than in Q1 2015, respectively. Base metals production increased primarily due to higher grades and increased recoveries at the Company's Peruvian operations.

Sustaining Capital and Project Development – Q1 2016 vs. Q1 2015

During Q1 2016, Pan American spent $22.9 million in sustaining capital at its operating mines, an increase of 39% from the sustaining capital spent during Q1 2015. The increase was primarily due to higher capital spending at Dolores for the expansion of the heap leach pad and at La Colorada for mining equipment, exploration drilling, road upgrades and the expansion of the tailings storage facility.

Pan American invested a total of $22.5 million in long term project capital in Q1 2016, $9.9 million more than in Q1 2015. At La Colorada, the Company spent over $12.7 million during Q1 2016 to advance the new sulphide processing plant to approximately 85% completion and the new shaft to approximately 65% completion. The expansion project is progressing on budget and on schedule for the mine to reach the new increased production rate of 1,800 tonnes per day by the end of 2017.

At Dolores, Pan American invested $9.7 million during Q1 2016. The new high voltage power line to the site was approximately 90% complete by the end of Q1 and the underground ramp advanced as planned. The Company anticipates that construction of the new pulp agglomeration plant will start in Q2 2016. The Dolores expansion project is advancing on budget and on schedule for the pulp agglomeration plant to start operations in mid-2017, and for the underground mine operation to reach its design capacity of 1,500 tonnes per day by the end of 2017.

Current and Future Dividends

Today, the Board of Directors approved a quarterly cash dividend in the amount of $0.0125 per common share. The cash dividend will be payable on or about Monday, June 6, 2016, to holders of record of common shares as of the close on Tuesday, May 24, 2016. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Subsequent Events

On April 18, 2016, Pan American and MacMillan Minerals Inc. jointly announced they had reached agreement to launch Maverix Metals Inc. as a new publicly traded royalty and streaming company by way of a reverse take-over transaction. Maverix will consolidate and expose to market valuation, a portfolio of 13 precious metals royalties and streams, previously widely dispersed and largely unappreciated within Pan American's asset base. When the transaction is completed, Pan American will hold a 54% (63% fully diluted) majority ownership position in Maverix and therefore retain meaningful upside exposure and leverage to these assets and to Maverix's ability to grow and diversify the portfolio.

Pan American (Peru) S.A.C. ("PAS Peru"), a wholly-owned subsidiary of Pan American Silver, has completed the sale of 75% of the shares in Compania Minera Shalipayco S.A.C. ("Shalipayco") to Votorantim Metais – Cajamarquilla S.A. ("Votorantim") for $15 million in cash and a one percent (1%) net smelter returns royalty. Votorantim will also provide PAS Peru with a free carry of its remaining 25% ownership interest to commercial production. Shalipayco is the owner of the large Shalipayco zinc development project located in the departments of Pasco and Junin, Peru. The project consists of 49 mining concessions covering an area of 21,000 hectares. Pan American Silver and Votorantim initially entered an exploration and purchase option agreement for this base metal project in 2006. Votorantim has informed Pan American Silver that over the last eight years it has drilled 241 diamond holes for a total of over 88,911 metres on the project.

2016 Full Year Operational Forecast

Given the previously described operating results, the Company remains confident that it will achieve its full year 2016 operational forecasts. In 2016, Pan American expects to produce between 24.0 million and 25.0 million ounces of silver and between 175,000 and 185,000 ounces of gold.

In addition, Pan American's 2016 base metals production is expected to be between 46,000 and 48,000 tonnes of zinc, 15,000 to 15,500 tonnes of lead and 13,000 to 13,500 tonnes of copper.

Consolidated cash costs for the full year 2016 are expected to be between $9.45 and $10.45 per ounce of silver, net of by-product credits, and consolidated AISCSOS are expected to be between $13.60 and $14.90, net of by-product credits. The Company has assumed by-product prices of Au $1,100/oz, Zn $1,700/tonne, Pb $1,600/tonne and Cu $4,600/tonne in the calculation of the forecast 2016 cash costs and AISCSOS.

Pan American currently intends to spend between $65.0 million and $75.0 million in sustaining capital at its operating mines in 2016. In addition, the Company expects to invest between $135.0 million and $140.0 million in project development at its La Colorada and Dolores mines.

Please refer to the Company's news release issued on January 19, 2016, for details of the Company's production and cash costs forecast by mine.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., VP Technical Services, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 24, 2016, filed at www.sedar.com.

Pan American will host a conference call to discuss these results on Thursday, May 12, 2016, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial toll number 604-638-5340.

A live audio webcast and PowerPoint presentation will be available at https://meet.panamericansilver.com/ir/L1QJ3L42. The audio and PowerPoint webcast will also be available for replay by visiting the Events page of the Company's website at www.panamericansilver.com/Investors/Events.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR ESTIMATED PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2016; OUR ESTIMATED CASH COSTS AND AISCSOS PER PAYABLE OUNCE OF SILVER IN 2016; OUR ESTIMATED CAPITAL INVESTMENTS AND SUSTAINING CAPITAL FOR 2016; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2016 OR FUTURE YEARS.

THESE FORWARD-LOOKING STATEMENTS AND INFORMATION REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS REMAINING AS ESTIMATED; CURRENCY EXCHANGE RATES REMAINING AS ESTIMATED; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES, RESPECTIVELY. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 22:15e 11-MAY-16